Board of Management

02 SEP 10 AM 12: 45

Vedior NV

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel. +31(0)20 573 56 00
Fax +31(0)20 573 56 08
HR. Amsterdam 33292225

02049921

Amsterdam, 2 September 2002

SUPPL

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

Jelle Miedema
Company Secretary

enclosure

Office:
Tripolis Building 200
Burgerweeshuispad 201
1076 GR Amsterdam
The Netherlands

Vedior

Amsterdam, The Netherlands

Vedior expands into Sweden through acquisition

For immediate release on 2 September 2002

Vedior is pleased to announce that it has acquired a 90% interest in Humanpro AB ("Humanpro" or "the Company"), one of the largest staffing companies in Sweden.

Humanpro is primarily a provider of traditional staffing services focused on the manufacturing, pharmaceutical and service industries. The Company also provides permanent recruitment services and outsourcing.

Humanpro has been acquired from WM-Data AB, a Swedish IT services provider quoted on the Stockholm Stock Exchange. The remaining 10% share in Humanpro will remain with WM-Data AB subject to put and call arrangements, the price of which will depend on future performance. Humanpro's existing management team will remain in place to develop the Company.

Established in 1994, Humanpro achieved unaudited sales for the twelve months up to 31 December 2001 of approximately SEK 93 million (€10.2 million) With a headquarters in Malmö, Humanpro operates through a network of six offices covering all the major business regions in Sweden.

The Swedish staffing services industry was deregulated as recently as 1992 and, consequently, the level of penetration for people working on a temporary or contract basis is less than half the European average.

Tony Martin, Chairman of Vedior said, *"Through this acquisition, Vedior has established an important position in the emerging Swedish staffing market and brings to 29 the number of international markets in which the Group operates. Humanpro will be able to take advantage of Vedior's specialist staffing expertise in order to develop a broader portfolio of specialist staffing services for the Swedish market."*

This press release includes forward-looking statements that reflect our intentions, beliefs or current expectations and projections about performance, prospects, growth, strategies, opportunities and the staffing segments and geographic markets in which we operate. Forward-looking statements include all matters that are not historical fact. We have tried to identify these forward-looking statements by using words including "will", "complement" and "continue" and similar expressions or their negative.

The amount required to purchase remaining minority shareholdings in future will depend on future events which are subject to various risks, uncertainties and assumptions. Among the factors that may have a direct bearing on future performance and the amount of the final payment are our ability to capitalise on synergies and reduce costs and our ability to cross-sell services; the ability to attract and retain qualified personnel; the ability to develop new services; conditions in the specialist staffing industry; general economic conditions and other factors.

In light of these risks, uncertainties, assumptions and other factors, the forward-looking events described in this press release might not occur. Additional risks that we may deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this press release not to occur. Except as otherwise required by applicable law, we undertake no obligations to update publicly or revise publicly any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this press release.

Notes to Editors:

With annual 2001 sales of € 6,766 million, Vedior is the world's third largest staffing company measured by sales. The Group operates in 29 countries worldwide including Europe, North America, Australasia, South Africa, South America and Asia. Vedior provides a broad range of staffing services including temporary staffing, permanent placement and other employment-related services. We offer temporary staffing in both the traditional administrative/light industrial and specialist sectors such as information technology, healthcare, accounting, engineering and education operating under many different brand names. These temporary staffing services accounted for approximately 96% of our sales in 2001.

For further information, please contact:

Vedior:

Tony Martin, *Chairman*	+31 (0)20 573 5653
Frits Vervoort, *CFO*	+31 (0)20 573 5636
Jelle Miedema, *Company Secretary*	+31 (0)20 573 5609